NOTIFICATION FORM FOR TRANSACTIONS IN SECURITIES BY MEMBERS OF THE BOARD OF DIRECTORS AS WELL AS MEMBERS OF THE SUPERVISORY BOARD (SECTION 2a Wmz 1996)

PART I

1. Name of the issuing institution:          Unilever N.V.

2. Name of the person obliged to notify:     A.R. van Heemstra

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

-------------------- ----------------- -------------- ---------------- ---------
Type                 Name of the       Number         Total capital    Total
of security          issuing           of securities                   voting
                     institution                                       rights
-------------------- ----------------- -------------- ---------------- ---------
-------------------- ----------------- -------------- ---------------- ---------
Ordinary share,      Unilever N.V.     6,266          NLG 7,017.92     70,179
nominal value
NLG 1.12
-------------------- ----------------- -------------- ---------------- ---------
-------------------- ----------------- -------------- ---------------- ---------
Employee option      Unilever N.V.     66,319         0                0
on ordinary share
of nominal value
NLG 1.12
-------------------- ----------------- -------------- ---------------- ---------


SORT OF SECURITY INVOLVED IN THE TRANSACTION

4.  Type of security:                             Option and Ordinary Share
    (Share/Convertible bond/Option/Warrant/Other)

5.  To be filled out if applicable

    Nominal value of the (underlying) share:      NLG 1.12 ((euro)0.51)

    Option series:                                Unilever N.V. 1997 Executive
                                                  Share Option Scheme

    Exercise price/conversion rate:               (euro) 42.83 (7,500 options)

    Expiration date:                              7 March 2010

TRANSACTION IN THE SECURITY INDICATED IN QUESTIONS 4 AND 5

6.  Transaction date:                             20 February 2004

7a. Number of securities acquired
    in the transaction(1):                        7,500 Ordinary Shares

 b. Number of securities sold
    in the transaction:                           7,500 Ordinary Shares

8.  Purchase price and/or selling price:          Selling price(euro)59.30

9. Transaction according to an investment
   management agreement:                          O YES X NO

10. Statement of the total number of securities after the transaction:

-------------------- ----------------- -------------- ---------------- ---------
Type                 Name of the       Number         Total capital    Total
of security          issuing           of securities                   voting
                     institution                                       rights
-------------------- ----------------- -------------- ---------------- ---------
-------------------- ----------------- -------------- ---------------- ---------
Ordinary share,      Unilever N.V.     6,266          NLG 7,017.92     70,179
nominal value
NLG 1.12
-------------------- ----------------- -------------- ---------------- ---------
-------------------- ----------------- -------------- ---------------- ---------
Employee option      Unilever N.V.     58,819         0                0
on ordinary share
of nominal value
NLG 1.12
-------------------- ----------------- -------------- ---------------- ---------


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Notification under the `regular' Wmz 1996
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In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)       %          Voting Rights (total)       %
- Direct actual                %          - Direct actual             %
- Direct potential             %          - Direct potential          %
- Indirect actual              %          - Indirect actual           %
- Indirect potential           %          - Indirect potential        %

Denominator Capital Interest(euro).....................
Denominator Voting Rights......................(number)

1. Is this the first notification
under section 2 of the Wmz 1996:                             yes             no

2. Is this the first notification the
issuing institution concerned:                               yes             no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights
  are at the disposal of a subsidiary                        O
- the Capital interest and/or Voting rights
  are held by a third party for the account of
  the Person subject to notification duty                    O
- the Voting rights are pursuant to a voting
  rights agreement                                           O

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PART II NOTIFICATION FORM SECTION 2a Wmz 1996
--------------------------------------------------------------------------------

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify:                   XXXXXXXXXXXXXXXXXXX

Postal code & residence of the person obliged to notify:   XXXXXXXXXXXXXXXXXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors:              X     YES                  NO
2. Member of the Board of Directors
   of an affiliated company:                            YES         X        NO
3. Member of the Supervisory Board:                     YES         X        NO
4. Member of the Supervisory Board of
   an affiliated company:                               YES         X        NO

Is the notification made through the
Compliance Officer of the issuing institution:        X YES                  NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                           Date: 24 February 2004
Mr. W.G.M. Mulders
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174738
Telefax::  +31-10-2174419
E-mail: wouter.mulders@unilever.com




J.A.A. van der Bijl Compliance Officer

--------
(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!